

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 11, 2009

Quintin Kneen
Vice President and Chief Financial Officer
New GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, TX 77043

> **Re:** **New GulfMark Offshore, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **File No. 333-162612**
> **Filed December 3, 2009**

Dear Mr. Kneen:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Exhibits

1. Please file an opinion of counsel regarding the validity of the New GulfMark Class B common stock.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Merritt Johnson
        (212) 474-3700